Exhibit 99.1

NOTICE TO THE MARKET

SUZANO S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ): 16.404.287/0001-55

Company Registry (NIRE): 29.3.0001633-1

São Paulo, September 1, 2022 – Suzano S.A. ("Suzano" or "Company") (B3: SUZB3 | NYSE: SUZ) informs its shareholders and the public that, regarding the project “Partial retrofit of the pulp production plant located in Aracruz involving the replacement of parts in the recovery boiler and installation of a crystallization system”, as disclosed in the Material Fact notice dated December 19, 2019, the following is planned during its implementation phase in the fourth quarter of 2022:

●Temporary downtime of the A line production for around 45 days due to interventions in the recovery boiler;

●No adjustments to the Company’s original operating plan for 2022, which will ensure that clients’ needs are fully met without any changes to the commercial strategy.

The project’s capital investments amount to R$298 million, of which R$188 million was already invested by July 2022, with the remaining amount considered in the capex estimate for the year disclosed by the Company on July 27, 2022.

The aforementioned project is aligned with the Company’s long-term strategy and contributes to its structural competitiveness.

Lastly, Suzano reiterates its commitment to transparency in its relations with investors.

São Paulo, September 1, 2022

Marcelo Feriozzi Bacci

Chief Financial and Investor Relations Officer